UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

AUTOBYTEL INC.
(Name of Issuer)
Common Stock,
(Title of Class of Securities)
05275N106
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐  Rule 13d-1(b)
☒ Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 05275N106
1	NAME OF REPORTING PERSON: BC Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 3,052,791
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
	8	SHARED DISPOSITIVE POWER: 3,052,791

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,052,791

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.8%*

12	TYPE OF REPORTING PERSON
HC/CO

* Based on 45,219,679 shares of common stock issued and outstanding as of October 31, 2008, as reported by the  issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No 05275N106
1	NAME OF REPORTING PERSON: SRB Management, L.P.
I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 3,052,791
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
	8	SHARED DISPOSITIVE POWER: 3,052,791

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,052,791

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.8%*

12	TYPE OF REPORTING PERSON
IA/PN

* Based on 45,219,679 shares of common stock issued and outstanding as of October 31, 2008, as reported by the  issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No 05275N106
1	NAME OF REPORTING PERSON: Steven R. Becker
I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER: 16,177

NUMBER OF
SHARES	6	SHARED VOTING POWER: 3,052,791
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 16,177
REPORTING
PERSON
	8	SHARED DISPOSITIVE POWER: 3,052,791

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,068,968

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.8%*

12	TYPE OF REPORTING PERSON
HC/IN

* Based on 45,219,679 shares of common stock issued and outstanding as of October 31, 2008, as reported by the  issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

This Schedule 13G relates to the common stock (“Common Stock”) of Autobytel Inc., acquired by SRB Management, L.P., a Texas limited  partnership (“SRB Management”), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBLP”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”), SRB Greenway Opportunity Fund, L.P., a Texas limited partnership (“SRBOLP”), and SRB Greenway Opportunity Fund (QP), L.P., a Texas limited partnership (“SRBOQP”, and together with SRBQP, SRBLP, SRB Offshore, SRBOLP, and SRBOQP, the “Greenway Funds”) and by Steven R. Becker individually.  SRB Management is the general partner of each of the Greenway Funds. BC Advisors, LLC, a Texas limited liability company (“BCA”), is the general partner of SRB Management.  Steven R. Becker is the sole member of BCA. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: AUTOBYTEL INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:
18872 MacArthur Boulevard
Irvine, CA 92612

Item 2(a).	Name of Person Filing: See Item 1 of each cover page.

Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship: See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number: 05275N106

Item 3.	Not Applicable

Item 4.	Ownership:

(a)
Amount Beneficially Owned:

As of December 31, 2008, SRB Management was the beneficial owner of 3,052,791 shares of Common Stock for the accounts of the Greenway Funds.  As the general partner of SRB Management, BCA may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SRB Management, and as the sole member of BCA, Steven R. Becker may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SRB Management.  As of December 31, 2008, Steven R. Becker individually owned an additional 16,177 shares of Common Stock; and therefore, his aggregate beneficial ownership as of that date may be deemed to be 3,068,968 shares of Common Stock.

(b)	Percent of Class: See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BC ADVISORS, LLC
By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.
By: BC Advisors, LLC, its general partner
By:	/s/ Steven R. Becker
Steven R. Becker, Member

/s/ Steven R. Becker
Steven R. Becker

February 17, 2009